FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Financial Asset Securities Corp.   0001003197
Exact Name of Registrant as Specified in Charter   Registrant CIK Number

Form 8-K, November 18, 2004, Series 2004-FFH3   333-111379

Name of Person Filing the Document
(If Other than the Registrant)



04050258

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: __November 18__, 2004

FINANCIAL ASSET SECURITIES CORP.

By: _____

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule: Exhibit D (Subsequent Pool as of 1/01/2004)

Loan Number, State, Zipcode, Occupancy Status, Property Type, Original Term, Remaining Term, LTV at Origination, Mortgage Rate, 1st Payment Due, Maturity Date, Original Payment, Current Payment, Paid to Date, Scheduled 11/01/04 Balance, Original Balance, Loan Purpose, Original Rate, Documentation Program, Risk Grade, Appraisal Value, Sale Price, Actual Unpaid Balance, Prepayment Penalty, Prepayment Term, Remaining Prepayment Term, Remaining Code, Product, Lien Position, Minimum Mortgage Rate, Maximum Mortgage Rate, Gross Margin, Next Adjustment Date, Initial Periodic Rate Cap, Subsequent Rate Cap, Dividend Lease, Group

First Franklin Mortgage Loan Trust 2004-FF11 1st Lien Mortgage Loan Schedule: Exhibit D (Delinquent Pool as of 11/01/2004)

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Scheduled 11/01/04 Balance	Original Balance	Loan Purpose	Original Rate	Documentation Program	Bid/Sale Code	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Dividend Loan	Owner

First Franklin Mortgage Loan Trust 2004-FF11 (a) Loan Mortgage Loan Schedule; Exhibit D (Subsequent Pool as of 11/01/2004)

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	In Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled 11/01/04 Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Remitting Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Dividend Loan	Group

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule: Exhibit D (Subsequent Pool as of 11/01/2004)

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	In Payment Due	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled 11/01/04 Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Divested Loan	Group

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled 11/01/04 Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Recording Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Dividend Loan	Group

Loan Number | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Mortgage Rate | 1st Payment Date | Maturity Date | Paid to Date | Original Payment | Current Payment | Scheduled 11/01/04 Balance | Original Balance | Loan Purpose | Original Rate | Documentation Program | Risk Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Dividend Loan | Group

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Scheduled 11/01/04 Balance	Original Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Dividend Loan Group

Loan Number, State, Zipcode, Company Status, Property Type, Original Term, Remaining Term, LTV at Origination, Mortgage Rate, 1st Payment Date, Maturity Date, Original Payment, Current Payment, Paid to Date, Original Balance, Scheduled Balance, Loan Purpose, Original Rate, Documentation Program, Risk Grade, Appraisal Value, Sale Price, Actual Unpaid Balance, Prepayment Penalty, Prepayment Term, Remaining Prepayment Term, Rounding Code, Product, Lien Position, Minimum Mortgage Rate, Maximum Mortgage Rate, Gross Margin, Next Adjustment Date, Initial Periodic Rate Cap, Subsequent Rate Cap, Dividend Loan, and Loan Group.

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule: Exhibit D (Subsequent Pool as of 12/01/2004)

Loan Number	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled 11/01/04 Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Minimum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Dividend Loan	Group

Page 16 of 32

Exhibit D

First Franklin Mortgage Loan Trust 2004 [FF11] 1st Lien Mortgage Loan Schedule [Exhibit D (Subsequent Pool as of 11/01/2004)]

Loan Number | State | Zipcode | Occupancy Status | Property Type | Original Term | Remaining Term | LTV at Origination | Maturity Date | In Payment Date | Maturity Date | Mortgage Rate | Original P&I | Current P&I | Paid to Date | Scheduled 11/01/04 Balance | Loan Program | Original Rate | Documentation Program | Rate Grade | Appraisal Value | Sale Price | Actual Unpaid Balance | Prepayment Penalty | Prepayment Term | Remaining Prepayment Term | Rounding Code | Product | Lien Position | Minimum Mortgage Rate | Maximum Mortgage Rate | Gross Margin | Next Adjustment Date | Initial Periodic Rate Cap | Subsequent Rate Cap | Dividend Loan | Group

First Franklin Mortgage Loan Trust 2004-FFH3 1st Lien Mortgage Loan Schedule: Exhibit D (Delinquent Pool as of 11/01/2004)

Exhibit D

Loan Number	Zipcode	State	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Scheduled 11/01/04 Balance	Original Balance	Original Rate	Loan Purpose	Original Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepayment Penalty	Prepayment Term	Remaining Prepayment Term	Rounding Code	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Divested Loan	Owner

Exhibit D

First Franklin Mortgage Loan Trust 2004-FFH1 1st Lien Mortgage Loan Schedule: Exhibit D (Subsequent Pool as of 11/01/2004)